Rule 424(b)(3)
                                                              File No. 333-50509


PROSPECTUS SUPPLEMENT
To Prospectus Dated August 12, 1998

     This prospectus supplement provides supplemental information to the Prospectus concerning Selling Shareholders. On page 16 of the Prospectus, the discussion under the caption "Selling Shareholders" is supplemented and updated to read as follows:

                              SELLING SHAREHOLDERS

     This Prospectus also relates to the potential offer of the Shareholders' Shares from time to time following the Merger by the holders of common stock identified in the table below (the "Selling Shareholders"). The following table sets forth the names of the Selling Shareholders and (i) the number of shares of common stock beneficially owned by each Selling Shareholder, (ii) the maximum number of shares of common stock which may be offered by this Prospectus for the account of each Selling Shareholder, and (iii) the amount and percentage of common stock that would be owned by each Selling Shareholder after completion of the offering, assuming the sale of all of the common stock which may be offered by this Prospectus.

                                                                                                          % of All
                                                                  Shares Offered                         Outstanding
                 Name of                      Shares Owned           By This         Shares Owned       Common Stock
           Selling Shareholder            Prior to Offering(1)    Prospectus(2)     After Offering     After Offering
           -------------------            --------------------    -------------     --------------     --------------

SCH Minority Holdings, LLC                     7,161,697           1,448,512          5,713,185(3)           9.7%
Six Continents Hotels, Inc.                    2,457,046           2,457,046                  0              0.0%
----------------------------

(1)Beneficial ownership as of December 2, 2002 for all Selling Shareholders, based upon information provided by the Selling Shareholders.
(2)Assumes sale of all shares of common stock registered pursuant to this Prospectus, although the Selling Shareholders are under no obligation known to FelCor to sell any shares of common stock at this time.
(3)Registered for resale under Form S-3 Registration Statement (File No. 333-51588).

     SCH Minority Holdings, LLC ("SCHMH") has been substituted in the foregoing table for SixCo America, Inc. (f/k/a Bass America, Inc.) ("SixCo America"). Under a Contribution Agreement dated February 27, 2000, SixCo America contributed 4,713,185 shares of common stock to the Partnership in exchange for 4,713,185 units of limited partnership interest in the Partnership. Under a Contribution Agreement dated as of October 18, 2000, SixCo America contributed 1,000,000 shares of common stock to the Partnership in exchange for 1,000,000 units of limited partnership interest in the Partnership. SixCo America was merged with and into Six Continents Hotels Operating Corp. ("SCHOC") effective October 1, 2002.

     Under an Exchange Agreement dated as of October 1, 2002, FelCor issued 5,713,185 shares of common stock to SCHOC in exchange for a like number of units of limited partnership interests in the Partnership held by SCHOC, as successor by merger to SixCo America. Effective October 1, 2002, SCHOC transferred
7,161,697 shares of FelCor's common stock, including the 5,713,185 shares received in the exchange transaction, to SCHMH. Both SCHMH and SCHOC are indirectly owned subsidiaries of Six Continents PLC. Of the 7,161,697 shares transferred to SCHMH, only 1,448,512 shares are covered by this Prospectus.

     Six Continents Hotels, Inc. ("SCHI") has been substituted in the foregoing table for Holiday Corporation ("HC"). In August 1999, HC merged with and into Bass Hotels & Resorts, Inc. ("Bass"). Effective July 30, 2001, Bass changed its corporate name to Six Continents Hotels, Inc. SCHI is an indirectly owned subsidiary of Six Continents PLC.

     As of September 30, 2002, subsidiaries of Six Continents PLC served as manager of 83 of FelCor's hotels. Richard C. North, who joined FelCor's board of directors during 1998, is the Group Financial Director of Six Continents PLC.

     In connection with the merger of Bristol with and into FelCor in 1998, Bristol spun off a new public company Bristol Hotels & Resorts ("BHR"), which leased and operated all of the hotels acquired by FelCor in the Bristol merger. In April 2000, BHR was acquired by Six Continents PLC. Effective January 1, 2001, FelCor's subsidiaries acquired the leases on 12 of FelCor's hotels from BHR and entered into new management agreements with BHR's subsidiaries to manage the hotels, and FelCor issued 413,585 shares of common stock to BHR. Effective July 1, 2001, FelCor acquired the leases on the remaining 88 of FelCor's hotels operated by Six Continents, entered into new management agreements for BHR's subsidiaries to manage the hotels and issued 100 additional shares to those subsidiaries. The subsidiaries were merged with and into BHR in September 2001. BHR owns an aggregate of 413,685 shares of FelCor's common stock.

                  Prospectus Supplement Dated December 3, 2002